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                  UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION                               ------------------------------------------------
              Washington, D.C. 20549                                     |                OMB APPROVAL                  |
                                                                         |----------------------------------------------|
                   FORM N-17f-2                                          |  OMB Number:                      3235-0360  |
                                                                         |  Expires:                     July 31, 1994  |
Certificate of Accounting of Securities and Similar                      |  Estimated average burden                    |
           Investments in the Custody of                                 |  hours per response                    0.05  |
          Management Investment Companies                                ------------------------------------------------
     Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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|  1. Investment Company Act File Number:                                           |  Date examination completed:         |
|                                                                                   |                                      |
|  811-06134                                                                        |  April 27, 1998                      |
|--------------------------------------------------------------------------------------------------------------------------|
|  2. State identification Number:                                                                                         |
|       -------------------------------------------------------------------------------------------------------------------|
|       | AL               | AK               | AZ               | AR               | CA               | CO                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | CT               | DE               | DC               | FL               | GA               | HI                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | ID               | IL               | IN               | IA               | KS               | KY                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | LA               | ME               | MD               | MA               | MI               | MN                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | MS               | MO               | MT               | NE               | NV               | NH                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | NJ               | NM               | NY               | NC               | ND               | OH                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | OK               | OR               | PA               | RI               | SC               | SD                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | TN               | TX               | UT               | VT               | VA               | WA                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | WV               | WI               | WY               | PUERTO RICO      |                  |                   |
|       |------------------------------------------------------------------------------------------------------------------|
|       | Other (specify):                                                                                                 |
|--------------------------------------------------------------------------------------------------------------------------|
|  3. Exact name of investment company as specified in registration statement:                                             |
|                                                                                                                          |
|  The Emerging Mexico Fund, Inc.                                                                                          |
|--------------------------------------------------------------------------------------------------------------------------|
|  4. Name under which business is conducted, if different from above:                                                     |
|                                                                                                                          |
|                                                                                                                          |
|--------------------------------------------------------------------------------------------------------------------------|
|  5. Address of principal executive office (number, street, city, state, zip code):                                       |
|                                                                                                                          |
|  1285 Avenue of the Americas, New York, New York  10019                                                                  |
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2.   Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3.   Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


                                THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                                                            SEC 2198 (11-91)

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                        REPORT OF INDEPENDENT ACCOUNTANTS


April 27, 1998


To the Board of Directors of
The Emerging Mexico Fund, Inc.


We have examined management's assertion about The Emerging Mexico Fund, Inc.'s (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 27, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 27, 1998, and the period from November 8, 1997 through February 27, 1998, with respect to agreement of purchases and sales of securities and similar investments:

o Confirmation of all securities and similar investments owned by the Fund and in the control of Banco Santander de Negocios Mexico, S.A. in Mexico ("BSNM"), the Fund's sub-custodian, with Indeval, Mexico, the central depository in Mexico; such depository is not affiliated with the Fund or BSNM. It was not possible to physically inspect or perform other procedures directed to the Fund's securities because they are maintained by BSNM and Indeval under an omnibus nominee account for all of BSNM's custodial customers;

o Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the Fund and the Custodian; and

o Agreement of three security and/or investment purchases and three security and/or investment sales or maturities from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.



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To the Board of Directors of
The Emerging Mexico Fund, Inc.

Page 2
April 27, 1998


In our opinion, management's assertion that The Emerging Mexico Fund, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Emerging Mexico Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



PRICE WATERHOUSE LLP



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                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of The Emerging Mexico Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 27, 1998.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of February 27, 1998 with respect to securities and similar investments reflected in the investment account of the Fund.



                                          THE EMERGING MEXICO FUND, INC.



                                          By:
                                              --------------------------------
                                              Gonzalo de Las Heras, President



                                              --------------------------------
                                              C. William Maher, Treasurer